

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 12, 2006

Mr. Michael D. Noonan
Secretary
Sky Petroleum, Inc.
401 Congress Avenue, Suite 1540
Austin, Texas 78701

> **Re:** **Sky Petroleum, Inc.**
> **Item 4.01 Form 8-K/A**
> **Filed October 11, 2006**
> **File No. 333-99455**

Dear Mr. Noonan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Item 4.01 Form 8-K/A-1, filed October 11, 2006

1. Based on our telephone conversation with your legal counsel, we understand that you engaged the US firm of BDO Seidman, LLP as your new principal independent accountant and that the accountant referenced in your Form 8-K/A, BDO Patel and Al Saleh, of Dubai, United Arab Emirates, will perform certain fieldwork that will be relied upon by BDO Seidman, LLP. Please confirm, if true, that this is correct or otherwise advise.

2. Please amend your filing to indicate the name and location of your new principal independent account that was engaged on September 29, 2006. In this regard, this accountant must be a firm registered with the Public Company Accounting Oversight Board.

3.	Please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Closing Comments

	As appropriate, please amend your filing and file your supplemental response via EDGAR to respond to these comments within five business days. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	If you have questions regarding these comments or related matters, please contact me at (202) 551-3721.

			Sincerely,

			Jennifer Goeken
			Staff Accountant